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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025   AND ENDING 12/31/2025

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **The Strategic Financial Alliance, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2200 Century Pkwy NE, Suite 500

(No. and Street)

Atlanta	GA	30345
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Anna Tatum	678-954-4028	atatum@thesfa.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly US, LLP

(Name – if individual, state last, first, and middle name)

66 Hudson Blvd E, Suite 2200	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/22/2003	23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anna Tatum _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of The Strategic Financial Alliance, Inc. _____, as of March 30 _____, 2 026 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Anna Tatum

Digitally signed by Anna Tatum
Date: 2026.03.30 17:24:25 -04'00'

Title:

Chief Financial Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

The Strategic Financial Alliance, Inc.
Financial Statements
December 31, 2025

The Strategic Financial Alliance, Inc.
Financial Statements
Table of Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
The Strategic Financial Alliance, Inc.
Atlanta, GA

Opinion on the Financial Statements

We have audited the accompanying balance sheet of The Strategic Financial Alliance, Inc. (the "Company") as of December 31, 2025, the related statements of operations, stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule 1 – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule 2 – Additional Information (collectively, the "supplemental information"), has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Advisory Group, LP and Baker Tilly US, LLP, trading as Baker Tilly, are members of the global network of Baker Tilly International Ltd., the members of which are separate and independent legal entities. Baker Tilly US, LLP is a licensed CPA firm that provides assurance services to its clients. Baker Tilly Advisory Group, LP and its subsidiary entities provide tax and consulting services to their clients and are not licensed CPA firms.

Baker Tilly US, LLP

We have served as the Company's auditor since 2025.

New York, New York
March 30, 2026

The Strategic Financial Alliance, Inc.
Balance Sheet
As of December 31, 2025

Assets

Cash	$ 2,823,159
Deposit with clearing organization	100,000
Commissions receivable	514,000
Other receivables	850,912
Prepaid expenses	414,421
Property and equipment, at cost less accumulated depreciation of $181,409	4,465
Right to use asset	688,874
Total assets	$ 5,395,831

Liabilities and Stockholder's Equity

Liabilities:

Accounts payable and accrued expenses	$ 507,790
Commissions payable	793,780
Due to parent	337,391
Short-term notes payable	451,115
Lease Liability	778,485
Total liabilities	2,868,561

Stockholder's equity:

Common stock, $0.01 par value, 5,000,000 authorized; 15,650 shares issued and outstanding	157
Additional paid-in capital	562,868
Retained earnings	1,964,245
Total stockholder's equity	2,527,270
Total liabilities and stockholder's equity	$ 5,395,831

The accompanying notes are an integral part of these financial statements

The Strategic Financial Alliance, Inc.
Statement of Operations
For the Year Ended December 31, 2025

Revenue:		
Commissions	$	13,258,276
Asset management		5,524,744
Other income		5,176,502
		23,959,522
Expenses:		
Commissions and fees		12,729,143
Asset management fees		5,014,531
Salaries and benefits		3,225,510
General and administrative		978,088
Information technology		549,898
Insurance		423,436
Professional Fees, net of reimbursement		(26,457)
Rent		317,296
		23,211,445
Income before income taxes		748,077
Income tax expense		195,900
Net income	$	552,177

The accompanying notes are an integral part of these financial statements

The Strategic Financial Alliance, Inc.
Statement of Stockholder's Equity
For the Year Ended December 31, 2025

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance at December 31, 2024	15,650	$ 157	$ 562,868	$ 1,412,068	$ 1,975,093
Net Income	-	-	-	552,177	552,177
Balance at December 31, 2025	15,650	$ 157	$ 562,868	$ 1,964,245	$ 2,527,270

The accompanying notes are an integral part of these financial statements

The Strategic Financial Alliance, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2025

Cash flows from operating activities:		
Net Income	$	552,177
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation and amortization		9,340
Amortization of right of use asset		267,791
Amortization of forgiveable loans		31,771
Changes in assets and liabilities:		
Commissions receivable		223,200
Other receivables		(523,685)
Prepaid expenses		(26,010)
Accounts payable and accrued expenses		(110,403)
Commissions payable		(44,118)
Due to parent		333,169
Reduction of lease liability		(291,655)
Net cash provided by operating activities		421,577
Cash flows from financing activities:		
Borrowings under short-term notes payable		538,467
Repayments of short-term notes payable		(489,118)
Net cash provided by financing activities		49,349
Net change in cash		470,926
Cash at beginning of year		2,352,233
Cash at end of year	$	2,823,159
Supplemental Disclosure of Cash Flow Information		
Cash paid during the year for interest:	$	$18,120
Cash paid during the year for income taxes:	$	$195,900

The accompanying notes are an integral part of these financial statements

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation
The Strategic Financial Alliance, Inc. (the Company) was incorporated in 2003 under the laws of the State of Georgia as a wholly owned subsidiary of SFA Holdings, Inc. ("SFAH") and conducts business as a securities broker-dealer and a registered investment adviser. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company is dually registered as a Broker-Dealer and a Registered Investment Advisor and maintains a network of independent registered representatives and independent investment advisor representatives licensed throughout the United States operating under local offices of supervisory jurisdiction. The Company sells various securities to customers, including stocks, bonds, mutual funds, annuities and direct participation programs on a fully disclosed basis, and all trades are cleared through an unrelated clearing broker. The Company also offers access to third-party asset managers, financial plans, and asset management services.

Use of Estimates in Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Disclosures
The Company has one operating segment, retail brokerage and advisory services as part of unified suite of financial offering to end users.

The Company's Chief Operating Decision Maker (CODM) is the President who assesses the Company's performance and makes decisions about resource allocation, evaluates the financial performance of the business and makes key operating decisions. Financial information is regularly provided to the CODM on the segment's broker-dealer and asset management services as part of a unified suite of financial offerings to end users. The CODM uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. This approach is consistent with the Company's business model where shared personnel and systems support both service offerings.

The accounting policies for the reportable segment are the same as for the entity.

Revenue Recognition
Commissions: The Company receives commissions for the sale of various financial products and records revenue from sales on the trade date. The Company believes the performance obligation is satisfied on the trade date, because that is the date that the underlying purchaser is identified, the pricing has been agreed upon, and the risks and rewards of ownership have been transferred. The Company may also receive ongoing revenue which is recognized as earned based on the terms of the underlying agreements. The Company meets its performance obligations at the time of sale, though fees may be

earned for the duration of each customer investment. These commissions may be based on a percentage of market value (or net asset value) as of each month-end, thus variable consideration is recognized by the Company when such fees can be estimated with a high degree of certainty when the Company receives notice that a commissionable event has occurred.

Asset management fees: The Company provides advisory services on managed accounts for certain customers. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received throughout the year and are recognized in the period for which the advisory services are provided and when the amount of variable consideration becomes known.

Other income: Other income primarily consists of fees charged to registered representatives and recognized weekly of $2,577,670, marketing and due diligence fees charged to product sponsors of $1,025,580 and conference sponsorship revenue of $1,144,500. Marketing and due diligence fees are earned as a percentage of the sale according to the selling agreement with the sponsor at the time the sale is made. Conference sponsorship revenue is recognized on the date of the event as the performance obligation has been met at that time.

Concentrations of Credit Risk
Cash includes interest and non-interest bearing deposits in banks. At times, cash balances may exceed federally insured amounts.

Deposit with Clearing Organization
A deposit of $100,000 is held by the clearing broker as a condition of SFA's Fully Disclosed Clearing Agreement.

Fair Value of Financial Instruments
The financial instruments of the Company are reported in the balance sheet at carrying amounts that approximate fair values because of the short maturity of the instruments.

Repayable and Forgivable Notes Receivable from Registered Representatives
The Company makes loans at various interest rates with terms of three to eight years to select independent registered representatives. Each year, a portion of these loans may be forgiven if the representative meets requirements specified in the loans. Amortization expense for the forgiveness of the loans is recorded on a straight-line basis over the stated life of the loans. The loans, totaling $125,347 net of accumulated amortization, are included in other receivables on the Balance Sheet. Amortization associated with these loans was $31,771 in 2025. As of December 31, 2025 and December 31, 2024, no amounts are deemed to be uncollectible.

Allowance for Credit Losses
The Company's commissions and other receivables are subject to an allowance for credit losses. The Company's receivables are usually short term in nature and an allowance for credit losses is not necessary. No allowance has been recorded as of December 31, 2025 or December 31, 2024, and no losses have been recognized for the year ended December 31, 2025.

Property and Equipment
Equipment and improvements are recorded at cost, less accumulated depreciation and capitalized while maintenance and repairs are expensed. Depreciation is provided using the straight-line method over the estimated useful lives of the individual assets as follows: office and computer equipment - three years, computer software - three years, furniture and fixtures - seven years.

Income Taxes

The Company is a C corporation for federal and state income tax purposes, and is included in the consolidated income tax return of SFAH. Federal and state income taxes are calculated as if the companies filed on a separate return basis and the amounts incurred as income tax expense are recognized as amounts due to SFAH and are settled periodically during the year. Accordingly, deferred income taxes are provided for temporary differences if any, between the financial reporting basis and the tax basis of the Company's assets and liabilities. The Company has determined that net deferred tax items are immaterial and not recorded in these financial statements.

Right of Use Asset and Lease Liability

The right of use asset represent the Company's right to use office space for the lease term and the lease liability represents the Company's obligation to make lease payments arising from the lease. Rent expense for lease payments is recognized on a straight-line basis over the lease term.

Recently Adopted Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires an entity to disclose specific categories in the rate reconciliation as well as provide additional information for reconciling items that meet a quantitative threshold. ASU 2023-09 will be effective for the Company for annual periods beginning after December 15, 2024, though early adoption is permitted. The Company was required to adopt this ASU in 2025; however, the impact of this disclosure had not material effect on the presentation and disclosure of the Company's federal and state income tax provision.

Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires an entity to disclose disaggregated information about certain income statement expense line items. ASU 2024-03 will be effective for the Company for annual periods beginning after December 15, 2026, with early adoption permitted. The Company is still evaluating the impact that ASU 2024-03 will have on its financial statements, but the Company expects the amendments will not require significant changes to its expense disclosures

Note 2: Property and Equipment

A summary of property and equipment at December 31, 2025 follows:

Office and computer equipment	$	100,479
Furniture and fixtures		14,453
Computer software		70,942
		185,874
Less: accumulated depreciation		(181,409)
	$	4,465

Depreciation expense associated with property and equipment was $9,340 in 2025.

Note 3: Short-Term Notes Payable

The Company finances insurance premiums over the life of the related policy under an unsecured note payable dated October 15, 2025. The face value of the note totals $538,467 and bears interest at 5.88%. The note requires 11 monthly installments of principal and interest of $46,088 and matures October 14, 2026. Interest incurred on this policy was $4,825 in 2025. This interest is capitalized and amortized as insurance expense in the statement of operations. The principal balance under the note totals $451,115 at December 31, 2025.

Note 4: Income Taxes

Provision for federal and state income taxes consists of the following:

Federal	$	157,100
State - Georgia		38,800
Total	$	195,900

The Company's provision for income taxes differs from applying the statutory U.S federal income tax rate to income. The primary differences result from the impact of state taxes and permanent adjustments relating to meals and entertainment which are immaterial.

The Company accounts for income taxes under the provisions of FASB Accounting Standards Codification (ASC) 740, Income Taxes. ASC 740 defines a criterion that an individual tax position must meet for any part of that position to be recognized in an enterprise's financial statements. This requires the Company to review all tax positions and apply a more-likely-than-not recognition threshold. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured at the largest amount of tax expense or benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. Subsequent recognition, de-recognition, and measurement is based on management's best judgment given the facts, circumstances and information available at the reporting date.

As of December 31, 2025, the Company had no unrecognized tax positions, no unaccrued interest or penalties related to unrecognized tax positions and does not anticipate a change in the amount of unrecognized tax positions within the next 12 months. The Company is no longer subject to U.S. federal income or state tax return examinations by tax authorities for tax years before 2022.

Note 5: Commitments and Contingencies

As of December 31, 2025, the Company had one Sublease with SFAH for office space under an operating lease agreement. The initial term of the Sublease ended on December 31, 2020, with automatic annual renewals unless terminated. The SFAH master lease has a maturity date of April 30, 2028. The right-of-use asset and lease liability were recognized at lease commencement by calculating the present value of lease payments over the lease term of the SFAH master lease using a discount rate of 5.25%. The right of use asset and the lease liability were $688,874 and $778,485, respectively, as of December 31, 2025.

Minimum payments under the lease as of December 31, 2025 are as follows:

2026	$	349,690
2027		358,432
2028		121,452
Total undiscounted lease payments		829,574
Effect of discounted cash flows		(51,089)
Total lease liability	$	778,485

The lease contains provisions for increases in rent resulting from an escalation in building operating expenses above the base year. Rental expense amounted to $317,296 for 2025. The Company is also responsible for certain variable operating costs as part of the Sublease. The right of use liability does not include the variable lease costs as they are accounted for separately. There were no variable lease costs in 2025.

The Company is subject to various claims and legal proceedings that have the potential to materially impact the Company. The Company maintains insurance coverage for certain claims. The Company records receivables for insurance recoveries when recovery is deemed probable. Dring the year ended December 31, 2025, the Company incurred legal expenses of $898,252 and reimbursements of $1,149,117, which included $567,604 due as of the year end. This amount due is included in "Other receivables" on the balance sheet and the amount was collected in 2026. These reimbursements are recognized against legal professional fees incurred and include amount from prior years that were determined to be reimbursable during 2025.

Note 6: Related Party Transactions

During 2025, the Company received commissions and fees of $86,635 from an affiliated broker dealer, Timbrel Capital ("TC"), for sales of shares of an affiliated investment fund, Curated Equities Urban Infill Fund I, LLC ("CEUIFI").

During 2025 the Company paid SFAH $3,225,510 for salaries and benefits of SFAH personnel acting on behalf of the Company.

The Company also paid SFAH $1,404,000 charged to related entities, Strategic Blueprint, LLC and TC for shared services for the year ended December 31, 2025.

During 2025, the Company paid SFAH rent of $341,161 under a sublease dated April 30, 2014, as amended January 1, 2016 and January 1, 2020 (the "Sublease"). The Sublease automatically renews annually for an additional year unless notice of termination is given by the Company.

During 2025, related entity SFA Partners, Inc. (SFAP) invoiced and collected $1,144,500 of conference revenue and paid conference expense of $498,792 on behalf of the Company.

During 2025, the Company paid SFAH $77,503 for allocated depreciation.

The Company collects and remits commissions to its registered representatives on behalf of an affiliated company, SFA Insurance Services, Inc. ("SFAI"). During the year the Company collected $942,511 and paid $879,167.

During 2025, the Company collected and paid $103,419 for other allocations and transactions on behalf of SFAH and its subsidiaries.

At December 31, 2023, the Company owed SFAH $337,391 after transfers during the year of $3,148,864.

Note 7: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital the greater of $25,000 or 6.67% of aggregate indebtedness. This also requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 1500%. At December 31, 2025, the Company had net capital of $1,237,352, which was $1,092,066 in excess of its required net capital. The percentage of aggregate indebtedness to net capital was 176.13% as of December 31, 2025.

Note 8: Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the consolidated financial statements. Subsequent events have been evaluated through March 30, 2025, the date the financial statements were issued and no other subsequent events were noted.

Supplemental Information

The Strategic Financial Alliance, Inc.
Schedule 1 - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2025

Total stockholder's equity	$	2,527,270
Deduct amounts not allowable for net capital:		
Commissions and other receivables		871,032
Prepaid expenses		414,421
Property and equipment		4,465
Total stockholder's equity qualified for net capital		1,237,352
Net capital	$	1,237,352
Minimum net capital	$	25,000
Minimum net capital based on aggregate indebtedness	$	145,286
Excess net capital	$	1,092,066
Aggregate indebtedness	$	2,179,293
Percentage of aggregate indebtedness to net capital		176.13%

Note: There were no material differences between the calculation of net capital per Part II-A of the Focus Report X-17A5 as of December 31, 2025 and the calculation of net capital per the audited financial statements as of December 31, 2025.

See Report of Independent Registered Public Accounting Firm

Computation for Determination of the Reserve Requirement under SEC Rule 15c3-3:

The Company operates under the exemptive provisions of Paragraphs (k)(2)(i) and (k)(2)(ii) of SEC Rule 15c3-3 and Footnote 74 of the SEC Release No 34-70073 adopting amendments to 17 CFR § 240.17a-5.

Information related to Possession or Control Requirements under SEC Rule 15c3-3:

The Company is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities for the year ended December 31, 2025.



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
The Strategic Financial Alliance, Inc.
Atlanta, GA

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) The Strategic Financial Alliance, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) and (k)(2)(ii) (the exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2025 without exception (3) the Company stated that the Company is also filing its Exemption Report relying on Footnote 74 of the SEC Release No 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its other business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, (2) investment advisory services, (3) conference and educational services, and/or (4) compliance and administrative services and providing technology or platform services to registered representatives; and the Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2025 without exception. The Strategic Financial Alliance, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Strategic Financial Alliance, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

Baker Tilly US, LLP

New York, NY
March 30, 2026

Baker Tilly Advisory Group, LP and Baker Tilly US, LLP, trading as Baker Tilly, are members of the global network of Baker Tilly International Ltd., the members of which are separate and independent legal entities. Baker Tilly US, LLP is a licensed CPA firm that provides assurance services to its clients. Baker Tilly Advisory Group, LP and its subsidiary entities provide tax and consulting services to their clients and are not licensed CPA firms.

The Strategic Financial Alliance, Inc.
Management's Exemption from Rule 15c3-3
Of the Securities and Exchange Commission
As of December 31, 2025

The Strategic Financial Alliance, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed exemption from 17 C.F.R.§240.15c3-3(k): (2)(i) and (2)(ii) throughout the most recent fiscal year without exception.

2) The Company is filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, (2) investment advisory services, (3) conference and educational services, and/or (4) compliance and administrative services and providing technology or platform services to registered representatives; and the Company stated it (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Strategic Financial Alliance, Inc.

I, Anna Tatum, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Anna Tatum

Chief Financial Officer

March 30, 2026



Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures

To the Board of Directors and Shareholder
The Strategic Financial Alliance, Inc.
Atlanta, GA

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of The Strategic Financial Alliance, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Baker Tilly US, LLP

New York, New York
March 30, 2026

Baker Tilly Advisory Group, LP and Baker Tilly US, LLP, trading as Baker Tilly, are members of the global network of Baker Tilly International Ltd., the members of which are separate and independent legal entities. Baker Tilly US, LLP is a licensed CPA firm that provides assurance services to its clients. Baker Tilly Advisory Group, LP and its subsidiary entities provide tax and consulting services to their clients and are not licensed CPA firms.

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended   12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME   *SEC No.*
THE STRATEGIC FINANCIAL ALLIANCE   8-65885

For the fiscal period beginning ___1/1/2025___ and ending ___12/31/2025___

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)	$ 23,959,522.00
2	Additions:	
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
b	Net loss from principal transactions in securities in trading accounts.	
c	Net loss from principal transactions in commodities in trading accounts.	
d	Interest and dividend expense deducted in determining item 1.	
e	Net loss from management of or participation in the underwriting or distribution of securities.	
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.	
g	Net loss from securities in investment accounts.	
h	Add lines 2a through 2g. This is your **total additions**.	$ 0.00
3	Add lines 1 and 2h	$ 23,959,522.00
4	Deductions:	
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 9,387,047.00
b	Revenues from commodity transactions.	
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 49,521.00
d	Reimbursements for postage in connection with proxy solicitations.	
e	Net gain from securities in investment accounts.	
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	$ 941,044.00
h	Other revenue not related either directly or indirectly to the securities business.	$ 6,873,054.00
	Deductions in excess of $100,000 require documentation	
5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income $ 18,119.00	
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)	
c	Enter the greater of line 5a or 5b	$ 18,119.00
6	Add lines 4a through 4h and 5c. This is your **total deductions**.	$ 17,268,785.00

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.	$ 6,690,737.00
8	Multiply line 7 by .0015. This is your **General Assessment**.	$ 10,036.00
9	Current overpayment/credit balance, if any	$ 0.00
10	General assessment from last filed 2025 SIPC-6 or 6A	$ 4,974.00

11	**a** Overpayment(s) applied on all 2025 SIPC-6 and 6A(s)	$ 0.00	
	b Any other overpayments applied	$ 0.00	
	c All payments applied for 2025 SIPC-6 and 6A(s)	$ 4,974.00	
	d Add lines 11a through 11c		$ 4,974.00

12	**LESSER** of line 10 or 11d.	$ 4,974.00

13	**a** Amount from line 8	$ 10,036.00	
	b Amount from line 9	$ 0.00	
	c Amount from line 12	$ 4,974.00	
	d Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.		$ 5,062.00

14	Interest (see instructions) for ___0___ days late at 20% per annum	$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.	$ 5,062.00
16	Overpayment/credit carried forward (if applicable)	$ 0.00

SEC No. 8-65885	*Designated Examining Authority* DEA: FINRA	*FYE* 2025	*Month* Dec
MEMBER NAME *MAILING ADDRESS*	THE STRATEGIC FINANCIAL ALLIANCE 2200 CENTURY PARKWAY SUITE 500 ATLANTA, GA 30345		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

THE STRATEGIC FINANCIAL ALLIANCE	Anna Elise Tatum
(Name of SIPC Member)	(Authorized Signatory)
3/2/2026	atatum@thesfa.net
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.